UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended September 13, 2007

COMMISSION FILE NUMBER: 0-22216

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-For Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT LIST

31	CEO Certificate of Interim Filings June 30, 2007
32	CFO Certificate of Interim Filings June 30, 2007
99.1	MD&A June 30, 2007
99.2	Press release, dated July 24, 2007 - Sprott Asset Management acquires 9.8% of Canadian Zinc - $10 Million Financing Closed
99.3	Press release, dated August 8, 2007 - Nahanni National Park Reserve Expansion - Canadian Zinc's Rights Respected
99.4	Press release, dated August 14, 2007 - Underground Exploration Continues at Prairie Creek Mine
99.5	Press release, dated August 21, 2007 - Sprott Asset Management Controls 15.6% of Canadian Zinc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: September 14, 2007	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman

Financial Statements
(Unaudited – Prepared By Management)
(A Development Stage Company)
June 30, 2007

Index

Balance Sheets
Statements of Operations and Deficit
Statements of Cash Flows
Notes to Financial Statements

    CANADIAN ZINC CORPORATION
        Balance Sheets
        as at June 30, 2007
        (Unaudited – prepared by management)

	June 30	December 31
	2007	2006
	(unaudited)	(audited)

ASSETS

Current assets
Cash and cash equivalents	$950,145	$13,608,364
Short-term investments (Note 2)	24,999,894	15,478,718
Marketable securities (Note 2)	125,000	250,000
Other receivable and prepaid expense	195,104	269,426

	26,270,143	29,606,508

Resource interests (Note 3)	30,885,014	26,700,256

Plant and equipment (Note 4)	417,267	455,422

	$57,572,424	$56,762,186

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$1,058,268	$464,347

Future income tax liabilities (Note 8)	3,863,600	1,134,000

Asset retirement obligations (Note 5)	1,418,574	1,380,120

	6,340,442	2,978,467

SHAREHOLDERS' EQUITY

Share capital (Note 6)	57,907,812	59,993,621

Contributed surplus (Note 6)	6,248,794	6,478,846

Deficit	(12,924,624)	(12,688,748)

	51,231,982	53,783,719

	$57,572,424	$56,762,186
See accompanying notes

Approved by the Directors:

“John F. Kearney”	“Robert Gayton”
John F. Kearney	Robert Gayton

    CANADIAN ZINC CORPORATION
        Statements of Operations and Deficit
        As at June 30, 2007
        (Unaudited – prepared by management)

	Three Months ended June 30 2007	Three Months ended June 30 2006	Six Months ended June 30 2007	Six Months ended June 30 2006
Income Interest Income	$331,102	$225,490	651,108	$406,851
Expenses
Amortization of office furniture and equipment	1,001	1,090	1,921	2,182
Listing and regulatory fees	11,567	3,034	45,103	30,157
Management and directors fees	63,000	146,000	127,200	195,600
Office and general	55,393	70,020	159,608	173,553
Professional fees	68,221	42,819	161,515	130,587
Project evaluation	-	14,784	39,009	29,506
Shareholder and investor communications	178,328	82,416	227,628	135,085
Stock based compensation	-	191,473	-	191,473
Write down on marketable securities	125,000	-	125,000	-
	502,510	551,636	886,984	888,143
Net loss for the period	(171,408)	(326,146)	(235,876)	(481,292)

Deficit, beginning of period	(12,753,216)	(11,357,478)	(12,688,748)	(11,202,332)

Deficit, end of period	$(12,924,624)	$(11,683,624)	(12,924,624)	$(11,683,624)
Loss per share - basic and diluted	$(0.00)	$(0.00)	(0.00)	$(0.01)
Weighted average number of common shares outstanding– basic and diluted	$108,246,437	$94,529,214	108,030,790	$91,981,502
See accompanying notes

    CANADIAN ZINC CORPORATION
        (a development stage company)
        Statements of Cash Flows
        (Unaudited – prepared by management)

	Three Months ended June 30 2007	Three Months ended June 30 2006	Six Months ended June 30 2007	Six Months ended June 30 2006

Cash flows from (used in) operating activities
Loss for the period	$(171,408)	$(326,146)	(235,876)	$(481,292)
Adjustment for items not involving cash:
- amortization of office furniture and equipment	1,001	1,090	1,921	2,182
- write down on marketable securities (Note 2)	125,000	-	125,000	-
- stock based compensation	-	191,473	-	191,473
	(45,407)	(133,583)	(108,955)	(287,637)
Change in non-cash working capital items:
- other receivables and prepaid expenses	(23,969)	(63,221)	74,322	(64,503)
- accounts payable and accrued liabilities	435,604	818,027	593,921	1,031,176
	366,228	621,223	559,288	679,036

Cash flows from financing activities
Proceeds from shares issued and subscribed, net of issuance costs	310,239	83,249	413,739	9,693,107

Cash flows from (used in) investing activities
Purchase of equipment	(5,379)	(75,134)	(31,632)	(79,035)
Short-term investments (Note 2)	(15,097,186)	-	(9,521,176)	-
Lease and property abandonment deposit	-	(175,000)	(30,000)	(205,000)
Deferred exploration and development costs, excluding amortization and accretion	(2,285,395)	(1,306,485)	(4,048,438)	(1,556,984)

	(17,387,960)	(1,556,619)	(13,631,246)	(1,841,019)

Increase (decrease) in cash and cash equivalents	(16,711,493)	(852,147)	(12,658,219)	8,531,124

Cash and cash equivalents, beginning of period	17,661,638	25,447,147	13,608,364	16,063,876

Cash and cash equivalents, end of period	$950,145	$24,595,000	$950,145	$24,595,000

    CANADIAN ZINC CORPORATION
        (a development stage company)
        Notes to Financial Statements
        June 30, 2007
        (Unaudited – prepared by management)

1.	Basis of Presentation

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2006.  In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.  Certain comparative figures have been reclassified to conform to the current period's presentation.

2.	Short-term Investments and Marketable Securities

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of three months or more when purchased.  As at June 30, 2007, short-term investments consist of $24,999,894.

On December 21, 2006, the Company participated in a private placement and subscribed to 5,000,000 Units of Ste. Genevieve Resources Ltd. at $0.05 per Unit for a total of $250,000.  Each Unit consists of one common share and one common share purchase warrant entitling the holder to acquire an additional common share at a price exercisable at $0.06 on or before December 29, 2008.  The market value as at June 30, 2007 was $125,000 (December 31, 2006 - $300,000), which resulted in the write down of the marketable securities of $125,000 (December 31, 2006 - $Nil).

3.	Resource Interests

The Company’s resource interests comprise the Prairie Creek Mine Property:

	June 30 2007	December 31 2006

Acquisition costs:
- mining lands	$3,158,000	$3,158,000
- plant and mill	500,000	500,000
	3,658,000	3,658,000
Reclamation security deposits	425,000	395,000
Increase from asset retirement obligations	682,270	746,630
Exploration and development costs (see table below)	26,119,744	21,900,626
	$30,885,014	$26,700,256

    CANADIAN ZINC CORPORATION
        (a development stage company)
        Notes to Financial Statements
        June 30, 2007
        (Unaudited – prepared by management)

3.           Resource Interests (continued)

Exploration and development costs incurred in 2007 are detailed below:

	Three	Three	Six	Six
	Months ended	Months ended	Months ended	Months ended
	June 30 2007	June 30 2006	June 30 2007	June 30 2006

Exploration and development costs
Assaying and metallurgical studies	$104,747	$20,060	$210,991	$67,019
Camp operation and project development	550,649	253,756	997,701	316,105
Drilling and underground development	1,103,834	453,368	1,918,296	453,368
Geology	126,990	175,700	247,684	210,839
Insurance, lease rental	28,049	32,930	34,641	39,522
Permitting and environmental	165,265	160,983	285,617	251,914
Transportation and travel	205,861	209,688	353,508	218,217
	2,285,395	1,306,485	4,048,438	1,556,984
Amortization – asset retirement obligations	32,180	32,180	64,360	64,360
Amortization – mining plant and equipment	33,973	9,844	67,866	16,869
Asset retirement accretion	19,227	19,727	38,454	39,454

	85,380	61,751	170,680	120,683
Total exploration and development costs, for the period	2,370,775	1,368,236	4,219,118	1,677,667
Exploration and development costs, beginning of period	23,748,969	14,081,221	21,900,626	13,771,790
Exploration and development costs, end of period	26,119,744	$15,449,457	26,119,744	$15,449,457

Prairie Creek Mine

The Company holds a 100% interest in the Prairie Creek Mine property, plant and equipment located in the Northwest Territories, Canada.

During 2003 the Company renewed two surface leases granted by the Federal Government relating to the operation and care and maintenance of the Prairie Creek Mine Property for a period of ten years terminating June 30, 2012.  The Company paid $100,000 upon execution of the lease and is obligated to pay $30,000 per year for five years to a maximum of $250,000 (the final amount of which was paid in the quarter ended March 31, 2007), as a security deposit for the performance of abandonment and reclamation obligations under the leases.

    CANADIAN ZINC CORPORATION
         (a development stage company)
        Notes to Financial Statements
        June 30, 2007
        (Unaudited – prepared by management)

3.	Resource Interests (continued)

On September 10, 2003 the Company was granted a Type A Land Use Permit and a Type B Water Licence (reissued February 2006) by the Mackenzie Valley Land and Water Board for a period of five years commencing September 10, 2003 for underground development and exploration and for metallurgical testing.

On June 12, 2006, under the terms of the Land Use Permit (MV2001C0023 Part 3C, Section 38) and Water Licence (MV2001L2-0003, Part B, Section 2) the Company contributed $30,000 and $70,000, respectively, as security deposits for reclamation obligations.

On May 11, 2006 the Mackenzie Valley Land and Water Board issued a Land Use Permit for the Phase 3 Exploration Drilling Program.  The Land Use Permit (MV2004C0030), is valid for five years and allows surface exploration and diamond drilling at up to 60 sites.  Under the terms of the Permit (Part C, Section 56), a security deposit for $75,000 was made on June 12, 2006.

On April 11, 2007, the Mackenzie Valley Land and Water Board issued a Land Use Permit for use of the road which connects the Prairie Creek Mine with the Liard Highway. The Land Use Permit (MV2003F0028) is valid for five years to April 10, 2012.  Under the terms of the Permit (Condition #38; 26 (1)(I)) a security deposit in the amount of $100,000 is payable prior to the first use of the road.

In 1996, the Company concluded a Co-operation Agreement with the Nahanni Butte Dene Band (“Nahanni”), part of the Deh Cho First Nations.  In return for co-operation and assistance undertakings given by Nahanni towards the development of the Prairie Creek Project, the Company granted the following net profit interest and purchase option to Nahanni:

(i)
A 5% annual net profits, before taxation, interest in the Prairie Creek Project, payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road; and

(ii)
An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

In October 2003 Nahanni informed the Company that Nahanni considers the Agreement terminated.  Such termination is not in accordance with the provisions of the Agreement.  The Company is currently re-negotiating the Agreement with Nahanni.

    CANADIAN ZINC CORPORATION
        (a development stage company)
        Notes to Financial Statements
        June 30, 2007
        (Unaudited – prepared by management)

4.	Plant and Equipment

	June 30, 2007			December 31 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Mining equipment	$647,692	$279,910	$367,782	$401,678
Pilot plant	108,161	77,353	17,951	37,099
Furniture, fixtures & equipment	95,304	76,627	31,534	16,645
	$851,157	$433,890	$417,267	$455,422

5.	Asset Retirement Obligation

	June 30 2007	December 31 2006
Opening balance – beginning of the period	$1,380,120	$1,302,212
Obligations re-measured during the period	-	-
Accretion expense	38,454	77,908
Ending balance – end of the period	$1,418,574	$1,380,120

The Company’s asset retirement obligation arises from its obligations to undertake site reclamation and remediation in connection with its mining activities.  In addition, the Company has posted reclamation security deposits of $425,000.

The total discounted amount of the estimated cash flows required to settle the asset retirement obligation as at June 30, 2007 is estimated to be $1,418,574 in 2007 dollars (December 31, 2006 - $1,380,120) excluding the security deposits.  While it is anticipated that some expenditures will be incurred during the life of the operation to which they relate, a significant component of this expenditure will only be incurred at the end of the mine life. In determining the carrying value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 2.5%, a credit-adjusted risk-free discount rate of 6.5% and a weighted average useful life of production facilities and equipment of ten years. Elements of uncertainty in estimating this amount include changes in the projected mine life, reclamation expenditures incurred during ongoing operations and reclamation and remediation requirements and alternatives.

    CANADIAN ZINC CORPORATION
         (a development stage company)
        Notes to Financial Statements
        June 30, 2007
        (Unaudited – prepared by management)

6.           Share Capital

Authorized: Unlimited (2006 – unlimited) common shares with no par value.

Shares outstanding:

Number of Shares		Amount
Balance, December 31, 2006	107,590,212	$59,993,621
Stock options exercised at $0.23 per share (including $27,000 from contributed surplus attributed to stock-based compensation)	450,000	130,500
Income tax effect on flow-through share renouncement (Note 8)	-	(2,729,600)
Balance, March 31, 2007	108,040,212	$57,394,521
Stock options exercised at $0.89 per share (including $63,824 from contributed surplus attributed to stock-based compensation)	100,000	152,824
Broker warrants exercised at between $0.72 and $0.93 per share (including $139,228 from contributed surplus attributed to the fair value of warrants attached to private placements issued in prior periods)	302,738	360,467
Balance, June 30, 2007	108,442,950	$57,907,812

Stock Options

The Company has outstanding directors and employee stock options, fully vested entitling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date	Option Value
2,860,000	$0.60	January 14, 2010	$ 1,058,603
110,000	$0.89	June 27, 2011	70,207
1,200,000	$0.90	December 13, 2011	746,374
4,170,000			$ 1,875,184

    CANADIAN ZINC CORPORATION
        (a development stage company)
        Notes to Financial Statements
        June 30, 2007
        (Unaudited – prepared by management)

6.           Share Capital (continued)

A summary of the stock option activity for the period is as follows:

	Shares	Weighted Average Exercise Price
Options outstanding and exercisable at December 31, 2006	4,780,000	$0.66
Cancelled	(60,000)	0.89
Exercised	(550,000)	0.35
Options outstanding and exercisable at June 30, 2007	4,170,000

On June 13, 2007, at the Company’s Annual meeting, shareholders re-approved the Company’s 10% Rolling Stock Option Plan.

Warrants

A summary of the Company’s warrants issued and outstanding as at June 30, 2007 is as follows:

Balance of Warrants Outstanding at December 31, 2006	Number of Warrants Expired/ Exercised during 2007	Balance of Warrants Outstanding at June 30, 2007	Exercise Price Per Warrant	Expiry Date	Warrant Value

6,666,666		6,666,666	$1.00	January 30, 2008	$ 2,263,858
814,093	(287,182)	526,911	$0.72	January 30, 2008	376,110
666,666		666,666	$1.00	January 30, 2008	319,999
2,777,778		2,777,778	$1.15	November 23, 2008	845,077
194,444		194,444	$1.15	November 23, 2008	73,362
486,957		486,957	$1.15	November 23, 2008	183,723
388,889	(15,556)	373,333	$0.93	November 23, 2008	159,887
11,995,493	(302,738)	11,692,755			$ 4,222,016

    CANADIAN ZINC CORPORATION
         (a development stage company)
         Notes to Financial Statements
        June 30, 2007
        (Unaudited – prepared by management)

6.           Share Capital (continued)

Contributed Surplus

	Options	Warrants	Unexercised Options and Warrants	Total

Balance, December 31, 2006	$2,004,303	$4,361,244	$113,299	$6,478,846
Options cancelled	(38,295)	-	38,295	-
Exercise of options	(90,824)	-	-	(90,824)
Broker warrants exercised	-	(139,228)	-	(139,228)
Balance, June 30, 2007	$1,875,184	$4,222,016	$151,594	$6,248,794

7.           Related Party Transactions

The Company incurred the following expenses to directors and corporations controlled by directors of the Company:

	Three months ended June 30 2007	Three months ended June 30 2006	Six months ended June 30 2007	Six months ended June 30 2006

Executive and director compensation	$105,000	$279,309	$213,200	$364,909
Rent	3,000	3,300	6,000	6,600
	$108,000	$282,609	$219,200	$371,509

All transactions with related parties were within the normal course of business. These transactions have been recorded at amounts agreed to by the transacting parties.

    CANADIAN ZINC CORPORATION
         (a development stage company)
        Notes to Financial Statements
        June 30, 2007
        (Unaudited – prepared by management)

8.	Income Taxes

The Company’s future income tax liability arises from the renunciation of mineral exploration expenditures on flow-through shares issued to investors.  During the year ended December 31, 2006, the Company renounced to subscribers of flow-through shares Canadian Exploration Expenditures (CEE) of $8,000,000.  The Company has applied the accounting treatment recommended by the Canadian Institute of Chartered Accountants Emerging Issues Committee Recommendation146 which requires the recognition of a future income tax liability of $2,729,600, representing the tax effect of the renunciation, and a corresponding reduction in shareholders’ equity to be recorded in the first quarter of 2007.  The future income tax liability (net of future tax assets) was $1,134,000 at December 31, 2006.

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce such exploration expenditure to the subscribers allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares.  A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  The flow-through gross proceeds less the qualified expenditures made to date represent the funds received from flow-through shares issuances which have not been spent and which are held by the Company.  As at June 30, 2007, the amount of flow-through proceeds remaining to be expended is $3,075,442.

9.           Non-cash Transactions

In the fiscal period ended June 30, 2007 there were no non-cash transactions.

10.	Subsequent events

On July 23, 2007 the Company completed a private placement of 11,765,000 Units at a price of $0.85 per unit for total proceeds of $10,000,250.  Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole Warrant will entitle the holder to purchase one common share at a price of $1.20 per Warrant Share, until July 23, 2009.